September 4, 2018

Eric D. Tanzberger
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

       Re: Service Corporation International
           Form 10-K for the Year ended December 31, 2017
           Filed February 14, 2018
           Form 10-Q for the Quarter ended June 30, 2018
           Filed July 31, 2018
           File No. 001-06402

Dear Mr. Tanzberger:

       We have reviewed your July 27, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 3, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Condensed Consolidated Statement of Operations, page 5

1. We note your response to comment 1. In light of the significance of the amounts involved, we continue to believe your income statement presentation should fully comply with Rule 5-03(b) of Regulation S-X.
 Eric D. Tanzberger
Service Corporation International
September 4, 2018
Page 2
2. Summary of Significant Accounting Policies
Funeral and Cemetery Operations, page 10

2. We note your response to comment 2. Please clarify in your policy disclosure the nature of your travel protection service, and the memorilization merchandise and personalized marker merchandise, pursuant to ASC 606-10-50-12c.
3. Regarding the sale of cemetery property interment rights, please clarify in your policy note on page 11 if you recognize as revenue that portion of the proceeds required by state law to be paid into perpetual care trust funds.
4. We note from your response to comment 3 why each individual piece of merchandise and service is considered distinct. Please explain further why they are distinct within the context of the contract. It seems a customer will likely have a view that they have purchased a bundle of integrated goods and services i.e. a funeral, rather than several individual outputs. We refer you to ASC 606-10-25-21. Insurance-funded preneed contracts, page 11

5. Please explain to us why it is appropriate to report general agency commissions as funeral revenue or revise.
6. Consistent with your response to comment 5, please disclose that the policy holder has made a non-binding commitment to assign the benefits of the policy at the time of need.
         In addition please tell us if, at the time of purchasing the life insurance contract, the customer selects specific merchandise and services or simply a level of coverage. Also, tell us if the life insurance proceeds are paid directly to the Company, requiring no additional action by third parties at the time of need, or is it necessary for a representative acting on behalf of the policyholder to take some additional action in order for the proceeds of the policy to be paid to the Company.


        You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
S. Littlepage, Accountant Branch Chief, 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney
Advisory at 202-551-3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



FirstName LastNameEric D. Tanzberger                             Sincerely,
Comapany NameService Corporation International
                                                                 Division of
Corporation Finance
September 4, 2018 Page 2                                         Office of
Telecommunications
FirstName LastName